TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Financial results

Consolidated vehicle unit sales in Japan and overseas increased by 1,008 thousand units, or 32.7%, to 4,094 thousand units in FY2022 first half (the first half ended September 30, 2021) compared with FY2021 first half (the first half ended September 30, 2020) mainly due to the effect of the global spread of COVID-19 which resulted in the decline of the automotive market in FY2021 first half. Vehicle unit sales in Japan increased by 25 thousand units, or 2.7%, to 945 thousand units in FY2022 first half compared with FY2021 first half. Overseas vehicle unit sales increased by 983 thousand units, or 45.4%, to 3,148 thousand units in FY2022 first half compared with FY2021 first half.

The results of operations for FY2022 first half were as follows:

Sales revenues	¥15,481.2 billion	(an increase of ¥4,106.0 billion or 36.1% compared with FY2021 first half)

Operating income	¥1,747.4 billion	(an increase of ¥1,227.4 billion or 236.1% compared with FY2021 first half)

Income before income taxes	¥2,144.0 billion	(an increase of ¥1,415.2 billion or 194.2% compared with FY2021 first half)

Net income attributable to Toyota Motor Corporation	¥1,524.4 billion	(an increase of ¥895.1 billion or 142.2% compared with FY2021 first half)

The changes in operating income were as follows:

Marketing efforts	an increase of ¥1,055.0 billion

Effects of changes in exchange rates	an increase of ¥255.0 billion

Cost reduction efforts	a decrease of ¥30.0 billion

Increase or decrease in expenses and expense reduction efforts	an increase of ¥10.0 billion

Other	a decrease of ¥62.6 billion

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Segment operating results

(i)	Automotive:

Sales revenues for the automotive operations increased by ¥4,002.4 billion, or 39.5%, to ¥14,125.1 billion in FY2022 first half compared with FY2021 first half, and operating income increased by ¥1,112.0 billion, or 452.6%, to ¥1,357.7 billion in FY2022 first half compared with FY2021 first half. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(ii)	Financial services:

Sales revenues for the financial services operations increased by ¥79.9 billion, or 7.5%, to ¥1,146.4 billion in FY2022 first half compared with FY2021 first half, and operating income increased by ¥119.1 billion, or 48.6%, to ¥364.4 billion in FY2022 first half compared with FY2021 first half. The increase in operating income was mainly due to the increase in financing margin and increase in financing volume.

(iii)	All other:

Sales revenues for all other businesses increased by ¥55.4 billion, or 12.6%, to ¥495.6 billion in FY2022 first half compared with FY2021 first half. However, operating income decreased by ¥3.2 billion, or 13.0%, to ¥21.4 billion in FY2022 first half compared with FY2021 first half.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Geographic information

(i)	Japan:

Sales revenues in Japan increased by ¥1,428.8 billion, or 22.5%, to ¥7,792.2 billion in FY2022 first half compared with FY2021 first half, and operating income increased by ¥566.7 billion, or 233.9%, to ¥809.0 billion in FY2022 first half compared with FY2021 first half. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(ii)	North America:

Sales revenues in North America increased by ¥1,733.5 billion, or 43.9%, to ¥5,679.5 billion in FY2022 first half compared with FY2021 first half, and operating income increased by ¥304.5 billion, or 256.5%, to ¥423.2 billion in FY2022 first half compared with FY2021 first half. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(iii)	Europe:

Sales revenues in Europe increased by ¥605.1 billion, or 47.2%, to ¥1,887.2 billion in FY2022 first half compared with FY2021 first half, and operating income increased by ¥44.0 billion, or 457.4%, to ¥53.7 billion in FY2022 first half compared with FY2021 first half. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(iv)	Asia:

Sales revenues in Asia increased by ¥887.6 billion, or 43.2%, to ¥2,943.3 billion in FY2022 first half compared with FY2021 first half, and operating income increased by ¥188.1 billion, or 138.1%, to ¥324.3 billion in FY2022 first half compared with FY2021 first half. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by ¥692.2 billion, or 98.8%, to ¥1,392.5 billion in FY2022 first half compared with FY2021 first half, and operating income increased by ¥139.6 billion, or 1646.9%, to ¥148.1 billion in FY2022 first half compared with FY2021 first half. The increase in operating income was mainly due to marketing efforts.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2021	September 30, 2021
Assets
Current assets
Cash and cash equivalents		5,100,857	4,954,834
Trade accounts and other receivables		2,958,742	2,558,831
Receivables related to financial services		6,756,189	6,458,235
Other financial assets		4,215,457	2,887,398
Inventories		2,888,028	2,924,857
Income tax receivable		112,458	115,164
Other current assets		745,070	788,610

Total current assets		22,776,800	20,687,929

Non-current assets
Investments accounted for using the equity method		4,160,803	4,392,060
Receivables related to financial services		12,449,525	12,968,672
Other financial assets		9,083,914	9,537,388
Property, plant and equipment
Land		1,345,037	1,340,752
Buildings		4,999,206	5,074,894
Machinery and equipment		12,753,951	13,045,613
Vehicles and equipment on operating leases		6,203,721	6,403,903
Construction in progress		675,875	632,227

Total property, plant and equipment, at cost		25,977,791	26,497,389

Less - Accumulated depreciation and impairment losses		(14,566,638)	(14,733,950)

Total property, plant and equipment, net		11,411,153	11,763,440

Right of use assets		390,144	388,587
Intangible assets		1,108,634	1,136,931
Deferred tax assets		336,224	306,958
Other non-current assets		549,942	576,870

Total non-current assets		39,490,339	41,070,904

Total assets		62,267,140	61,758,833

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2021	September 30, 2021
Liabilities
Current liabilities
Trade accounts and other payables		4,045,939	3,349,241
Short-term and current portion of long-term debt		12,212,060	10,754,902
Accrued expenses		1,397,140	1,272,062
Other financial liabilities		763,875	742,563
Income taxes payable		350,880	471,477
Liabilities for quality assurance		1,482,872	1,448,755
Other current liabilities		1,207,700	1,232,935

Total current liabilities		21,460,466	19,271,934

Non-current liabilities
Long-term debt		13,447,575	13,864,894
Other financial liabilities		323,432	256,699
Retirement benefit liabilities		1,035,096	1,055,504
Deferred tax liabilities		1,247,220	1,328,178
Other non-current liabilities		465,021	489,211

Total non-current liabilities		16,518,344	16,994,486

Total liabilities		37,978,811	36,266,420

Shareholders’ equity
Common stock		397,050	397,050
Additional paid-in capital		497,275	497,815
Retained earnings		24,104,176	25,278,473
Other components of equity		1,307,726	1,588,497
Treasury stock		(2,901,680)	(3,151,411)

Total Toyota Motor Corporation shareholders’ equity		23,404,547	24,610,424

Non-controlling interests		883,782	881,989

Total shareholders’ equity		24,288,329	25,492,413

Total liabilities and shareholders’ equity		62,267,140	61,758,833

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the first half ended September 30, 2020	For the first half ended September 30, 2021
Sales revenues
Sales of products	VIII	10,317,155	14,344,924
Financial services	VIII	1,058,068	1,136,375

Total sales revenues	VIII	11,375,223	15,481,299

Costs and expenses
Cost of products sold		9,078,239	11,842,915
Cost of financial services		599,409	549,792
Selling, general and administrative		1,177,594	1,341,128

Total costs and expenses		10,855,242	13,733,834

Operating income		519,981	1,747,465

Share of profit (loss) of investments accounted for using the equity method		76,390	261,042
Other finance income		167,974	115,872
Other finance costs		(23,237)	(16,359)
Foreign exchange gain (loss), net		(12,185)	43,395
Other income (loss), net		(107)	(7,372)

Income before income taxes		728,815	2,144,045

Income tax expense		97,627	578,989

Net income		631,189	1,565,056

Net income attributable to
Toyota Motor Corporation		629,368	1,524,484
Non-controlling interests		1,821	40,572

Net income		631,189	1,565,056

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	IX	45.04	109.28

Diluted	IX	44.76	109.28

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the first half ended September 30, 2020	For the first half ended September 30, 2021
Net income		631,189	1,565,056
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(10,034)	80,203
Remeasurements of defined benefit plans		(2,135)	(8,708)
Share of other comprehensive income of equity method investees		(41,853)	81,170

Total of items that will not be reclassified to profit (loss)		(54,022)	152,665

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		10,788	68,138
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(15,099)	(2,143)
Share of other comprehensive income of equity method investees		(35,686)	86,309

Total of items that may be reclassified subsequently to profit (loss)		(39,996)	152,304

Total other comprehensive income, net of tax		(94,019)	304,968

Comprehensive income		537,170	1,870,024

Comprehensive income for the period attributable to
Toyota Motor Corporation		523,192	1,832,521
Non-controlling interests		13,978	37,504

Comprehensive income		537,170	1,870,024

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the second quarter ended September 30, 2020	For the second quarter ended September 30, 2021
Sales revenues
Sales of products	VIII	6,247,300	6,982,507
Financial services	VIII	527,127	563,234

Total sales revenues	VIII	6,774,427	7,545,741

Costs and expenses
Cost of products sold		5,351,939	5,828,074
Cost of financial services		274,341	278,714
Selling, general and administrative		642,086	688,978

Total costs and expenses		6,268,366	6,795,766

Operating income		506,061	749,976

Share of profit (loss) of investments accounted for using the equity method		88,962	99,559
Other finance income		53,185	43,808
Other finance costs		(13,225)	(8,875)
Foreign exchange gain (loss), net		(20,695)	17,475
Other income (loss), net		(3,706)	(15,117)

Income before income taxes		610,582	886,825

Income tax expense		128,841	248,310

Net income		481,741	638,515

Net income attributable to
Toyota Motor Corporation		470,525	626,652
Non-controlling interests		11,216	11,864

Net income		481,741	638,515

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	IX	33.66	45.01

Diluted	IX	33.34	—

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the second quarter ended September 30, 2020	For the second quarter ended September 30, 2021
Net income		481,741	638,515
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(154,116)	78,638
Remeasurements of defined benefit plans		(557)	(4,347)
Share of other comprehensive income of equity method investees		44,568	19,475

Total of items that will not be reclassified to profit (loss)		(110,106)	93,765

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		(54,531)	(10,860)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(19,113)	(13,367)
Share of other comprehensive income of equity method investees		6,022	16,108

Total of items that may be reclassified subsequently to profit (loss)		(67,622)	(8,119)

Total other comprehensive income, net of tax		(177,728)	85,647

Comprehensive income		304,013	724,162

Comprehensive income for the period attributable to
Toyota Motor Corporation		296,935	715,127
Non-controlling interests		7,079	9,035

Comprehensive income		304,013	724,162

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first half ended September 30, 2020

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2020		397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

Comprehensive income
Net income		—	—	629,368	—	—	629,368	1,821	631,189
Other comprehensive income, net of tax		—	—	—	(106,176)	—	(106,176)	12,157	(94,019)

Total comprehensive income		—	—	629,368	(106,176)	—	523,192	13,978	537,170

Transactions with owners and other
Dividends paid	VII	—	—	(331,938)	—	—	(331,938)	(32,583)	(364,521)
Repurchase of treasury stock		—	—	—	—	(35)	(35)	—	(35)
Reissuance of treasury stock		—	15,039	—	—	185,543	200,582	—	200,582
Change in scope of consolidation		—	—	—	—	—	—	67,762	67,762
Equity transactions and other		—	141	—	—	—	141	15,958	16,099

Total transactions with owners and other		—	15,180	(331,938)	—	185,508	(131,250)	51,138	(80,112)

Reclassification to retained earnings		—	—	21,790	(21,790)	—	—	—	—

Balances at September 30, 2020		397,050	504,514	22,553,281	457,583	(2,901,598)	21,010,831	785,239	21,796,070

For the first half ended September 30, 2021
		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2021		397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

Comprehensive income
Net income		—	—	1,524,484	—	—	1,524,484	40,572	1,565,056
Other comprehensive income, net of tax		—	—	—	308,037	—	308,037	(3,068)	304,968

Total comprehensive income		—	—	1,524,484	308,037	—	1,832,521	37,504	1,870,024

Transactions with owners and other
Dividends paid	VII	—	—	(377,453)	—	—	(377,453)	(43,774)	(421,227)
Repurchase of treasury stock		—	—	—	—	(250,093)	(250,093)	—	(250,093)
Reissuance of treasury stock		—	227	—	—	362	588	—	588
Equity transactions and other		—	313	—	—	—	313	4,477	4,791

Total transactions with owners and other		—	540	(377,453)	—	(249,731)	(626,644)	(39,296)	(665,941)

Reclassification to retained earnings		—	—	27,266	(27,266)	—	—	—	—

Balances at September 30, 2021		397,050	497,815	25,278,473	1,588,497	(3,151,411)	24,610,424	881,989	25,492,413

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

		Yen in millions
	Notes	For the first half ended September 30, 2020	For the first half ended September 30, 2021
Cash flows from operating activities
Net income		631,189	1,565,056
Depreciation and amortization		810,588	871,404
Interest income and interest costs related to financial services, net		(99,035)	(164,297)
Share of profit (loss) of investments accounted for using the equity method		(76,390)	(261,042)
Income tax expense		97,627	578,989
Changes in operating assets and liabilities, and other		(120,227)	(736,287)
Interest received		383,627	394,880
Dividends received		207,457	254,503
Interest paid		(230,791)	(193,238)
Income taxes paid, net of refunds		(314,530)	(437,188)

Net cash provided by (used in) operating activities		1,289,514	1,872,780

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(611,362)	(573,651)
Additions to equipment leased to others		(958,611)	(1,384,947)
Proceeds from sales of fixed assets excluding equipment leased to others		20,587	18,031
Proceeds from sales of equipment leased to others		640,001	802,928
Additions to intangible assets		(139,051)	(168,286)
Additions to public and corporate bonds and stocks		(1,120,804)	(1,313,819)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds		1,260,560	1,213,887
Other, net	X	(1,013,142)	1,189,623

Net cash provided by (used in) investing activities		(1,921,821)	(216,234)

Cash flows from financing activities
Increase (decrease) in short-term debt		(542,499)	(245,116)
Proceeds from long-term debt		5,351,917	4,268,674
Payments of long-term debt		(2,613,277)	(5,171,986)
Dividends paid to Toyota Motor Corporation common shareholders	VII	(331,938)	(377,453)
Dividends paid to non-controlling interests		(32,583)	(43,774)
Reissuance (repurchase) of treasury stock		199,965	(249,818)

Net cash provided by (used in) financing activities		2,031,585	(1,819,473)

Effect of exchange rate changes on cash and cash equivalents		16,710	16,904

Net increase (decrease) in cash and cash equivalents		1,415,987	(146,023)

Cash and cash equivalents at beginning of period		4,098,450	5,100,857

Cash and cash equivalents at end of period		5,514,438	4,954,834

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

I.	Reporting entity

Toyota Motor Corporation (“TMC”) is a limited liability, joint-stock company located in Japan, and TMC’s principal executive offices are registered in Toyota City, Aichi Prefecture. For the first half and second quarter ended September 30, 2021, the condensed quarterly consolidated financial statements of the group consist of TMC, its consolidated subsidiaries (collectively, “Toyota”) and their interests in associates and joint ventures.

Toyota and its associates are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, SUVs, trucks and related parts and accessories throughout the world. In addition, Toyota and its associates provide financing, vehicle leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its associates.

II.	Basis of preparation

1. Compliance with international financial reporting standards

Toyota’s condensed quarterly consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed quarterly consolidated financial statements should be read in conjunction with Toyota’s consolidated financial statements for the fiscal year ended March 31, 2021, since the condensed quarterly consolidated financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The condensed quarterly consolidated financial statements were approved on November 4, 2021 by the Board of Directors.

2. Basis of measurement

Toyota’s condensed quarterly consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value and assets and liabilities associated with defined benefit plans.

3. Functional currency and presentation currency

The condensed quarterly consolidated financial statements are presented in Japanese yen, which is the functional currency of TMC. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated. Amounts may not sum to totals due to rounding.

III.	Significant accounting policies

Toyota’s condensed quarterly consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2021.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IV.	Significant accounting judgments and estimates

The preparation of the condensed quarterly consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates were revised and in any future periods affected.

The condensed quarterly consolidated financial statements are prepared based on generally the same judgments and estimations as those applied and described in Toyota’s consolidated financial statements for the fiscal year ended March 31, 2021.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

V.	Segment information

1. Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

2. Segment operating results

For the first half ended September 30, 2020:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	10,108,505	1,058,068	208,650	—	11,375,223
Inter-segment revenues and transfers	14,148	8,461	231,518	(254,127)	—

Total	10,122,653	1,066,529	440,168	(254,127)	11,375,223
Operating expenses	9,876,959	821,201	415,491	(258,409)	10,855,242

Operating income	245,694	245,328	24,678	4,281	519,981

For the first half ended September 30, 2021:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	14,081,847	1,136,375	263,077	—	15,481,299
Inter-segment revenues and transfers	43,260	10,102	232,525	(285,886)	—

Total	14,125,107	1,146,476	495,602	(285,886)	15,481,299
Operating expenses	12,767,330	782,012	474,136	(289,644)	13,733,834

Operating income	1,357,777	364,464	21,466	3,757	1,747,465

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

For the second quarter ended September 30, 2020:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	6,139,467	527,127	107,833	—	6,774,427
Inter-segment revenues and transfers	6,751	4,426	126,247	(137,424)	—

Total	6,146,218	531,552	234,080	(137,424)	6,774,427
Operating expenses	5,813,949	378,507	218,722	(142,813)	6,268,366

Operating income	332,269	153,045	15,358	5,389	506,061

For the second quarter ended September 30, 2021:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	6,848,524	563,234	133,983	—	7,545,741
Inter-segment revenues and transfers	35,338	4,390	120,393	(160,122)	—

Total	6,883,862	567,624	254,377	(160,122)	7,545,741
Operating expenses	6,306,180	399,236	254,554	(164,204)	6,795,766

Operating income (loss)	577,682	168,388	(177)	4,083	749,976

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed quarterly consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Geographic information

For the first half ended September 30, 2020:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	3,739,624	3,883,058	1,210,589	1,867,719	674,232	—	11,375,223
Inter-segment revenues and transfers	2,623,811	62,888	71,461	188,032	26,115	(2,972,307)	—

Total	6,363,435	3,945,947	1,282,050	2,055,751	700,347	(2,972,307)	11,375,223
Operating expenses	6,121,093	3,827,196	1,272,412	1,919,498	691,865	(2,976,823)	10,855,242

Operating income	242,342	118,751	9,638	136,253	8,481	4,516	519,981

For the first half ended September 30, 2021:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	4,147,340	5,555,305	1,805,446	2,640,633	1,332,574	—	15,481,299
Inter-segment revenues and transfers	3,644,899	124,213	81,796	302,750	60,000	(4,213,658)	—

Total	7,792,240	5,679,518	1,887,242	2,943,382	1,392,574	(4,213,658)	15,481,299
Operating expenses	6,983,149	5,256,221	1,833,517	2,618,987	1,244,417	(4,202,456)	13,733,834

Operating income	809,091	423,298	53,725	324,396	148,157	(11,202)	1,747,465

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

For the second quarter ended September 30, 2020:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,043,922	2,530,403	765,857	1,028,408	405,836	—	6,774,427
Inter-segment revenues and transfers	1,643,814	34,406	44,741	120,838	13,289	(1,857,088)	—

Total	3,687,736	2,564,809	810,598	1,149,246	419,125	(1,857,088)	6,774,427
Operating expenses	3,522,821	2,377,459	778,993	1,055,797	398,922	(1,865,625)	6,268,366

Operating income	164,915	187,350	31,606	93,449	20,204	8,537	506,061

For the second quarter ended September 30, 2021:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	1,996,567	2,741,844	863,366	1,266,903	677,062	—	7,545,741
Inter-segment revenues and transfers	1,699,012	62,652	36,880	144,480	27,301	(1,970,324)	—

Total	3,695,578	2,804,496	900,245	1,411,383	704,363	(1,970,324)	7,545,741
Operating expenses	3,405,031	2,630,050	876,593	1,253,600	621,593	(1,991,100)	6,795,766

Operating income	290,547	174,447	23,652	157,783	82,770	20,776	749,976

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Sales revenues by location of external customers

In addition to the disclosure requirements under IFRS, Toyota discloses this information in order to provide financial statements users with valuable information.

	Yen in millions
	For the first half ended September 30,
	2020	2021
Japan	3,001,719	3,219,205
North America	3,921,784	5,647,631
Europe	1,142,043	1,719,148
Asia	2,134,979	2,775,438
Other	1,174,697	2,119,878

Total	11,375,223	15,481,299

	Yen in millions
	For the second quarter ended September 30,
	2020	2021
Japan	1,688,955	1,566,288
North America	2,554,515	2,787,884
Europe	717,715	824,899
Asia	1,159,959	1,328,686
Other	653,283	1,037,984

Total	6,774,427	7,545,741

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VI.	Fair value measurements

1. Definition of fair value hierarchy

In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3:	Fair value measurement based on models using unobservable inputs for the assets or liabilities

2. Method of fair value measurement

The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods.

The methods and assumptions for measuring the fair value of assets and liabilities are as follows;

(1) Cash and cash equivalents -

Cash equivalents include money market funds and other investments with original maturities of three months or less. In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value due to their short duration.

(2) Trade accounts and other receivables and Trade accounts and other payables -

These receivables and payables are carried at amounts which approximate fair value due to their short duration.

(3) Receivables related to financial services -

The fair values of receivables related to financial services are estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value.

As unobservable inputs are utilized, the fair value of receivables related to financial services are classified as Level 3.

(4) Other financial assets -

(Public and corporate bonds)

Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 28% and 72% (as of March 31, 2021) and 26% and 74% (as of September 30, 2021) of public and corporate bonds, respectively. Toyota uses primarily quoted market prices for identical assets to measure the fair value of these securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(Stocks)

Listed stocks on the Japanese stock markets represent 89% (as of March 31, 2021) and 86% (as of September 30, 2021) of stocks that Toyota holds. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.

Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3.

Price book-value ratios (“PBR”) of comparable companies, discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant.

These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially.

The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.

(5) Derivative financial instruments -

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(6) Short-term and long-term debt -

The fair values of short-term and long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities, are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts are classified as Level 2.

The fair values of the secured loans entered into in connection with securitization transactions are estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. As these valuations utilize unobservable inputs, the fair value of these secured loans are classified as Level 3.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Financial instrument measured at fair value on recurring basis

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2021
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	22,926	28,269	8,406	59,600
Stocks	—	—	317,101	317,101
Derivative financial instruments	—	282,364	—	282,364
Other	366,570	123,255	—	489,824

Total	389,495	433,887	325,506	1,148,889

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,075,042	2,981,239	19,218	6,075,498
Stocks	2,623,964	—	321,816	2,945,780
Other	7,986	—	—	7,986

Total	5,706,991	2,981,239	341,034	9,029,264

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(425,980)	—	(425,980)

Total	—	(425,980)	—	(425,980)

	Yen in millions
	September 30, 2021
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	48,844	99,398	2,091	150,334
Stocks	—	—	324,794	324,794
Derivative financial instruments	—	287,899	—	287,899
Other	262,835	151,259	—	414,094

Total	311,680	538,556	326,885	1,177,121

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,093,584	2,989,058	19,740	6,102,382
Stocks	2,947,241	—	221,695	3,168,937
Other	8,208	—	—	8,208

Total	6,049,034	2,989,058	241,435	9,279,527

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(225,055)	—	(225,055)

Total	—	(225,055)	—	(225,055)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Changes in financial instruments classified as level 3 and measured at fair value on recurring basis

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended September 30, 2020 and 2021:

	Yen in millions
	For the first half ended September 30, 2020
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	32,931	370,452	—	403,383
Total gains (losses)
Net income (loss)	68	(4,243)	—	(4,176)
Other comprehensive income (loss)	779	(354)	—	425
Purchases and issuances	316	3,313	—	3,628
Sales and settlements	(3,537)	(159)	—	(3,695)
Others	148	(2,553)	—	(2,405)

Balance at end of period	30,705	366,455	—	397,160

	Yen in millions
	For the first half ended September 30, 2021
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	27,623	638,917	—	666,540
Total gains (losses)
Net income (loss)	153	3,492	—	3,644
Other comprehensive income (loss)	—	6,531	—	6,531
Purchases and issuances	914	15,404	—	16,317
Sales and settlements	(1,516)	(1,726)	—	(3,242)
Transfer from Level 3	(6,767)	(151,953)	—	(158,721)
Others	1,425	35,825	—	37,250

Balance at end of period	21,831	546,489	—	568,320

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

	Yen in millions
	For the second quarter ended September 30, 2020
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of period	32,831	377,767	—	410,598
Total gains (losses)
Net income (loss)	40	(2,717)	—	(2,677)
Other comprehensive income (loss)	88	(1,620)	—	(1,532)
Purchases and issuances	266	285	—	552
Sales and settlements	(1,919)	(9)	—	(1,928)
Others	(602)	(7,251)	—	(7,852)

Balance at end of period	30,705	366,455	—	397,160

	Yen in millions
	For the second quarter ended September 30, 2021
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of period	22,092	609,912	—	632,004
Total gains (losses)
Net income (loss)	(14)	3,867	—	3,853
Other comprehensive income (loss)	—	21,865	—	21,865
Purchases and issuances	132	13,828	—	13,960
Sales and settlements	(142)	(1,621)	—	(1,762)
Transfer from Level 3	(933)	(87,484)	—	(88,417)
Others	697	(13,879)	—	(13,182)

Balance at end of period	21,831	546,489	—	568,320

Net income (loss) in public and corporate bonds, stocks and derivative financial instruments, other than transactions related to financial services, are each included in “Other finance income” and “Other finance costs” in the accompanying condensed quarterly consolidated statement of income. Transactions related to financial services are included in each of “Sales revenues - Financial services” and “Cost of financial services” in the condensed quarterly consolidated statement of income.

In the reconciliation table above, derivative financial instruments are presented as net of assets and liabilities.

“Others” includes foreign currency translation adjustments for the first half and the second quarter ended September 30, 2020 and 2021.

Transfer from Level 3 of stocks recognized in the first half and the second quarter ended September 30, 2021 is due to the listing of investees.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

5. Financial assets and liabilities measured at amortized cost

The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	March 31, 2021
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	19,205,715	—	—	19,939,810	19,939,810
Interest-bearing liabilities
Long-term debt (Including current portion)	20,718,142	—	17,749,022	3,244,912	20,993,934

	Yen in millions
	September 30, 2021
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	19,426,907	—	—	20,113,997	20,113,997
Interest-bearing liabilities
Long-term debt (Including current portion)	20,137,195	—	16,823,410	3,570,586	20,393,996

Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that approximate fair value are excluded from the table above.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VII.	Dividends

The paid dividend amounts are as follows:

For the first half ended September 30, 2020

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 12, 2020	Common shares	331,938	120.00	March 31, 2020	May 28, 2020

For the first half ended September 30, 2021
Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 12, 2021	Common shares	377,453	135.00	March 31, 2021	May 28, 2021

Dividends of which record date falls within the first half ended September 30, and effective date is after the first half ended September 30 are as follows:

For the first half ended September 30, 2020

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on November 6, 2020	Common shares	293,576	105.00	September 30, 2020	November 27, 2020

For the first half ended September 30, 2021
Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on November 4, 2021	Common shares	332,419	120.00	September 30, 2021	November 25, 2021

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VIII.	Sales revenues

The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the first half ended September 30,
	2020	2021
Sales of products
Automotive
Vehicles	8,241,176	11,716,281
Parts and components for production	591,493	713,857
Parts and components for after service	929,935	1,144,208
Other	345,901	507,502

Total automotive	10,108,505	14,081,847
All other	208,650	263,077

Total sales of products	10,317,155	14,344,924
Financial services	1,058,068	1,136,375

Total sales revenues	11,375,223	15,481,299

	Yen in millions
	For the second quarter ended September 30,
	2020	2021
Sales of products
Automotive
Vehicles	5,076,144	5,662,611
Parts and components for production	327,584	358,139
Parts and components for after service	527,328	573,005
Other	208,411	254,768

Total automotive	6,139,467	6,848,524
All other	107,833	133,983

Total sales of products	6,247,300	6,982,507
Financial services	527,127	563,234

Total sales revenues	6,774,427	7,545,741

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IX.	Earnings per share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the first half ended September 30, 2020
Net income attributable to Toyota Motor Corporation	629,368

Basic earnings per share attributable to Toyota Motor Corporation	629,368	13,973,124	45.04
Effect of dilutive securities
Model AA Class Shares	6,642	235,445

Diluted earnings per share attributable to Toyota Motor Corporation	636,010	14,208,569	44.76

For the first half ended September 30, 2021
Net income attributable to Toyota Motor Corporation	1,524,484

Basic earnings per share attributable to Toyota Motor Corporation	1,524,484	13,950,176	109.28
Effect of dilutive securities
Model AA Class Shares	22	620

Diluted earnings per share attributable to Toyota Motor Corporation	1,524,506	13,950,796	109.28

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the second quarter ended September 30, 2020
Net income attributable to Toyota Motor Corporation	470,525

Basic earnings per share attributable to Toyota Motor Corporation	470,525	13,979,807	33.66
Effect of dilutive securities
Model AA Class Shares	3,340	235,390

Diluted earnings per share attributable to Toyota Motor Corporation	473,865	14,215,197	33.34

For the second quarter ended September 30, 2021
Net income attributable to Toyota Motor Corporation	626,652

Basic earnings per share attributable to Toyota Motor Corporation	626,652	13,921,615	45.01
Effect of dilutive securities
Model AA Class Shares	—	—

Diluted earnings per share attributable to Toyota Motor Corporation	—	—	—

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. “Basic earnings per share attributable to Toyota Motor Corporation” and “Diluted earnings per share attributable to Toyota Motor Corporation” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

“Diluted earnings per share attributable to Toyota Motor Corporation” is not disclosed for the second quarter ended September 30, 2021, because there were no potential shares during that period as the acquisition of all outstanding First Series Model AA Class Shares took place on April 2, 2021, and the cancellation of all First Series Model AA Class Shares was completed on April 3, 2021.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

X.	Supplemental cash flow information

“Other, net” in cash flows from investing activities includes a net decrease in time deposits of ¥1,250,072 million for the first half ended September 30, 2021.

XI.	Contingencies

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of September 30, 2021 is ¥3,727,588 million. Liabilities for guarantees totaling ¥19,831 million have been provided as of September 30, 2021. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

Toyota and other automakers have been named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil, as well as some other actions by states or territories of the United States relating to Takata airbag issues. The actions in Mexico, Israel and Brazil are being litigated. The action in Australia is in the process of resolution. The actions by states or territories of the United States have been resolved.

As previously disclosed, Toyota entered into a consent decree on January 14, 2021 with the U.S. EPA, the Department of Justice (“DOJ”) and the Civil Division of the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) to resolve investigations stemming from a self-reported process gap in fulfilling certain emissions defect information reporting requirements. Under the consent decree, Toyota agreed to pay, and has paid, a $180 million civil penalty and to comply with certain additional periodic reporting requirements. The U.S. District Court for the Southern District of New York approved the consent decree on April 2, 2021.

In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the DOJ, and is cooperating with their investigations. Investigations by governmental authorities related to these matters could result in the imposition of civil or criminal penalties, fines or other sanctions, or litigation. Toyota cannot predict the scope, duration or outcome of these matters at this time.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from time to time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Therefore, for all of the aforementioned matters, which Toyota is in discussions to resolve, any losses that are beyond the amounts accrued could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

XII.	Significant subsequent events

TMC authorized a stock split of shares of its common stock and partial amendment to the Articles of Incorporation due to the stock split, at a meeting of its Board of Directors held on May 12th, 2021.

(1) Purpose of the stock split

The purpose is to reduce the minimum investment price through the stock split, thereby creating an environment where it is easier to invest in TMC’s shares and expanding TMC’s investor base.

(2) Stock split method

The record date for the stock split was September 30, 2021. Each share of TMC’s common stock held by shareholders as of the record date was split into five shares.

(3) Increase in number of shares as a result of the stock split

Number of shares outstanding prior to the stock split: 3,262,997,492 shares

Increase in total number of issued shares as a result of this stock split: 13,051,989,968 shares

Number of issued shares after the stock split: 16,314,987,460 shares

Total number of authorized shares after the stock split: 50,000,000,000 shares

(4) Stock split schedule

Date of public notice of the record date: September 14, 2021

Record date: September 30, 2021

Effective date: October 1, 2021

(5) Partial amendment to articles of incorporation

Due to the stock split described above, TMC partially amended its Articles of Incorporation, to increase the total number of shares which TMC was authorized to issue from ten billion (10,000,000,000) to fifty billion (50,000,000,000), effective as of October 1, 2021, pursuant to Article 184, Paragraph 2 of the Companies Act.

(6) Impact on per share information

Please see Note IX “Earnings per share” for additional information.